Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

CHANGE TO THE BOARD OF DIRECTORS

Shareholders are advised that MiX Telematics has appointed Paul Dell to the board of directors as interim Chief Financial Officer of MiX Telematics, effective February 9, 2017. Paul is replacing Megan Pydigadu who tendered her resignation as CFO and member of the Board on November 15, 2016 to pursue a new career opportunity in a non-competitive industry.

Paul is a Chartered Accountant and has worked for MiX Telematics since 2010, where he became a senior member of the finance team in his capacity of Group Financial Manager. In 2012, as Group Financial Controller, he assumed responsibility for managing the company’s finance and accounting activities including financial reporting, corporate tax, financial planning and analysis.

Stefan Joselowitz, Chief Executive Officer at MiX Telematics, said: "I have complete confidence in Paul’s ability, and know he will do a great job for us given his tenure at the company and the value he has added over the years.  We thank Megan for the smooth transition and wish her well with her new opportunity.”

2 February 2017

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